Exhibit 99.3

ALGOMA STEEL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the holders of Common Shares of ALGOMA STEEL INC. will be held at the St. Lawrence Hall (Great Hall), 157 King Street East, Toronto, Ontario on Wednesday, May 11, 2005 at 10:00 a.m. (local time), for the following purposes:

(a)	to receive the financial statements of the Corporation for the year ended December 31, 2004 and the auditors' report thereon;

(b)
to approve a resolution amending the Corporation’s Articles to provide that there be a minimum of three and a maximum of twelve directors, as determined from time to time by resolution of the Board of Directors;

(c)	to elect directors;

(d)	to appoint auditors and authorize the directors to fix their remuneration;

(e)	to approve a resolution adopting the Shareholder Rights Plan.

The Annual Report (including the financial statements) and a Management Information Circular accompany this Notice.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign and return the enclosed form of proxy in the envelope provided. To be effective, proxies must be received before 5:00 p.m. (local time) on the last business day before the meeting by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

DATED this 15th day of March, 2005.

By Order of the Board

PAUL C. FINLEY
Vice President - Business Development
and Corporate Secretary